MAILANDER LAW OFFICE, INC.

945 4th Avenue, Ste. 311

San Diego, California 92101

(619) 239-9034

December 8, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D. C. 20549-7010

ATTN: Mr. Jeffrey Gabor

Re: Marijuana Company of America, Inc.

Form 10-12G/A (4) Filed November 28, 2017

File No. 000-27039

Your Correspondence dated December 8, 2017

Dear Mr. Gabor:

This letter follows from Marijuana Company of America, Inc.’s receipt and review of the Commission’s letter dated December 8, 2017. The specific comments below are numbered to correspond to your comment letter.

Amendment No. 4 to Registration Statement on Form 10-12G filed November 28, 2017

Sources and Availability of Raw Materials and the Names of Principal Suppliers, page 10

1. We note your response to prior comment 2; however, we are still unable to locate your disclosure of the term over which you are committed to raise the one million dollars under the Bougainville joint venture agreement as previously requested. Revise your Form 10 or alternatively amend your 8-K dated November 8, 2017 to clearly disclose the term over which you are committed to raise the $800,000 in cash funding under the revised Bougainville joint venture agreement. File the "Funding Schedule included as Schedule 5" as an exhibit or tell us your basis for not filing this schedule as an exhibit.

Response:        The Company will revise its Form 8-K dated November 8, 2017 to disclose the term over which the Company is committed to raise $800,000.

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Form 10-Q Filed November 14, 2017

Exhibits, page 43

2. We note that you entered into a "Settlement and Mutual Release of All Claims Agreement" with Tangiers Global, LLC. Please file the agreement as an exhibit or provide an analysis supporting your determination that you are not required to file it pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company will file an amendment to its Form 10-Q filed November 14, 2017 to include the Settlement and Mutual Release of All Claims Agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

ACKNOWLEDGEMENT

On behalf of Marijuana Company of America, Inc. [the Company], I hereby acknowledge:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Donald Steinberg

Donald Steinberg

Chief Executive Officer

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